VALUENCE MERGER CORP. I

4 Orinda Way, Suite 100D

Orinda, CA 94563

February 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Valuence Merger Corp. I
Registration Statement on Form S-1
January 19, 2022
Amendment No. 1 to Registration Statement on Form S-1
Filed February 18, 2022 Amendment No. 2 to Registration Statement on Form S-1 Filed February 22, 2022
File No. 333-262246

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Valuence Merger Corp. I. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, February 24, 2022, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

VALUENCE MERGER CORP. I

By:	/s/ Sung Yoon Woo
Name:	Sung Yoon Woo
Title:	Chief Executive Officer

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